Exhibit 99.2

The Navios Group Announces

Formation of

Navios Europe Inc.

And

Management of Five Vessels for the Benefit of HSH Nordbank AG

MONACO — (Marketwired) — 08/20/13 — The Navios Group, composed of Navios Maritime Holdings Inc. (NYSE: NM) (“Navios Holdings”), Navios Maritime Acquisition Corporation (NYSE: NNA) (“Navios Acquisition”) and Navios Maritime Partners L.P. (NYSE: NMM) (“Navios Partners”), announce the formation of Navios Europe Inc. (“Navios Europe”) as the next step in concluding the letter of intent signed with HSH Nordbank AG (“HSH”) in April of 2013.

Navios Europe, which will initially acquire five product tankers and five container vessels from debtors of HSH, will be owned 47.5% by Navios Holdings, 47.5% by Navios Acquisition and 5% by Navios Partners. It is anticipated that funding requirements will be satisfied in the same percentages.

Management of Vessels

In August 2013, Navios Europe arranged technical and commercial management for five out of the ten vessels. To date, the following vessels were delivered:

(1) The Esperanza N, a 2,007 TEU Sub-Panamax Container built in 2008; and

(2) The Harmony N, a 2,824 TEU Sub-Panamax Container built in 2006.

Three tanker vessels are also expected to be delivered through September 2013.

Closing

Navios Europe is expected to take ownership of all 10 vessels by November 1, 2013, at which point management of the remaining vessels will be transferred as well.

The transaction is subject to a number of conditions, and no assurance can be provided that the transaction will be concluded as contemplated, if at all.

Strategic Partnership

HSH and Navios are committed to their excellent working relationship. After the completion of this transaction, HSH and Navios hope to work together toward similar transactions.

About Navios Maritime Holdings Inc.

Navios Holdings (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit its website: www.navios.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

About Navios Maritime Partners

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Europe

Navios Europe is an owner and operator of container and tanker vessels. For more information about Navios Europe please visit its website: www.navios-europe.com.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com